Exhibit 99.1

ATOUR LIFESTYLE HOLDINGS LIMITED

ATOUR LIFESTYLE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

		As of December 31,	As of March 31,
	Note	2023	2024
		RMB	RMB	USD
				(Note 2(b))
Assets
Current assets
Cash and cash equivalents		2,840,807	3,048,408	422,200
Short-term investments		751,794	711,525	98,545
Accounts receivable, net of allowance of RMB32,298 and RMB30,972 as of December 31, 2023 and March 31, 2024, respectively	12(b)	162,101	164,553	22,790
Prepayments and other current assets	3	251,900	270,544	37,470
Amounts due from related parties	15(b)	115,900	135,085	18,709
Inventories		119,078	105,711	14,641
Total current assets		4,241,580	4,435,826	614,355
Non-current assets
Restricted cash		946	946	131
Contract costs	12(d)	98,220	105,440	14,603
Property and equipment, net	4	266,120	280,378	38,832
Operating lease right-of-use assets	6	1,712,580	1,662,001	230,184
Intangible assets, net	5	4,247	4,240	587
Goodwill		17,446	17,446	2,416
Other assets	7	100,939	93,435	12,942
Deferred tax assets		144,947	160,832	22,275
Total non-current assets		2,345,445	2,324,718	321,970
Total assets		6,587,025	6,760,544	936,325

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

		As of December 31,	As of March 31,
	Note	2023	2024
		RMB	RMB	USD
				(Note 2(b))
Liabilities and shareholders’ equity
Current liabilities
Operating lease liabilities, current	6	295,721	316,113	43,781
Accounts payable		594,545	443,512	61,426
Deferred revenue, current	12(b)	406,066	381,768	52,874
Salary and welfare payable		189,823	132,487	18,349
Accrued expenses and other payables	9	684,391	759,669	105,213
Income taxes payable		136,201	169,241	23,440
Short-term borrowings	10	70,000	90,000	12,465
Amounts due to related parties	15(b)	1,104	1,979	274
Total current liabilities		2,377,851	2,294,769	317,822
Non-current liabilities
Operating lease liabilities, non-current	6	1,583,178	1,524,968	211,206
Deferred revenue, non-current	12(b)	369,455	400,041	55,405
Long-term borrowings, non-current portion	10	2,000	2,000	277
Other non-current liabilities	11	194,452	210,318	29,129
Total non-current liabilities		2,149,085	2,137,327	296,017
Total liabilities		4,526,936	4,432,096	613,839

The accompanying notes are an integral part of these condensed consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

		As of December 31,	As of March 31,
	Note	2023	2024
		RMB	RMB	USD
				(Note 2(b))
Shareholders’ equity
Class A ordinary shares (USD0.0001 par value; 2,900,000,000 shares authorized; 340,316,306 shares and 344,458,568 shares issued as of December 31, 2023 and March 31, 2024, respectively; 339,104,792 shares outstanding)		244	244	34
Class B ordinary shares (USD0.0001 par value; and 100,000,000 shares authorized; 73,680,917 shares issued and outstanding)		56	56	8
Additional paid in capital		1,555,773	1,558,915	215,907
Retained earnings		507,226	764,384	105,866
Accumulated other comprehensive income		4,769	12,278	1,700
Total equity attributable to shareholders of the Company		2,068,068	2,335,877	323,515
Non-controlling interests		(7,979)	(7,429)	(1,029)
Total shareholders’ equity		2,060,089	2,328,448	322,486
Commitments and contingencies	16	—	—	—
Total liabilities and shareholders’ equity		6,587,025	6,760,544	936,325

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data and per share data, or otherwise noted)

		For the three months ended March 31,
	Note	2023	2024
		RMB	RMB	USD
				(Note 2(b))
Revenues:	12
Manachised hotels		446,798	836,111	115,800
Leased hotels		187,310	168,049	23,275
Retail		112,933	416,591	57,697
Others		26,895	47,542	6,584
Net revenues		773,936	1,468,293	203,356
Operating costs and expenses:
Hotel operating costs		(381,632)	(662,169)	(91,709)
Retail costs		(61,517)	(206,103)	(28,545)
Other operating costs		(10,137)	(9,826)	(1,361)
Selling and marketing expenses		(56,009)	(174,711)	(24,197)
General and administrative expenses		(193,204)	(76,655)	(10,617)
Technology and development expenses		(16,790)	(24,181)	(3,349)
Total operating costs and expenses		(719,289)	(1,153,645)	(159,778)
Other operating income, net		7,230	10,009	1,386
Income from operations		61,877	324,657	44,964
Interest income		4,843	13,519	1,872
Gain from short-term investments		5,354	9,592	1,328
Interest expense		(1,927)	(673)	(93)
Other (expenses) income, net		551	(466)	(65)
Income before income tax		70,698	346,629	48,006
Income tax expense	8	(52,626)	(88,921)	(12,315)
Net income		18,072	257,708	35,691
Less: net income attributable to non-controlling interests		197	550	76
Net income attributable to the Company		17,875	257,158	35,615

Net income		18,072	257,708	35,691
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes		(2,080)	7,509	1,040
Other comprehensive income (loss), net of income taxes		(2,080)	7,509	1,040
Total comprehensive income		15,992	265,217	36,731
Comprehensive income attributable to non-controlling interests		197	550	76
Comprehensive income attributable to the Company		15,795	264,667	36,655
Net income per ordinary share	13
—Basic		0.05	0.62	0.09
—Diluted		0.04	0.62	0.09
Weighted average ordinary shares used in calculating net income per ordinary share	13
—Basic		393,958,225	412,841,106	412,841,106
—Diluted		412,310,616	416,114,169	416,114,169

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data and per share data, or otherwise noted)

	For the three months ended March 31,
	2023	2024
	RMB	RMB	USD
			(Note 2(b))
Cash flows from operating activities:
Net cash generated from operating activities	361,657	143,236	19,838
Cash flows from investing activities:
Payment for purchases of property and equipment	(17,619)	(12,615)	(1,747)
Payment for purchases of intangible assets	—	(282)	(39)
Payment for purchases of short-term investments	(1,328,350)	(2,664,000)	(368,959)
Proceeds from maturities of short-term investments	1,332,460	2,713,861	375,865
Net cash generated from (used in) investing activities	(13,509)	36,964	5,120
Cash flows from financing activities:
Proceeds from borrowings	40,000	20,000	2,770
Repayment of borrowings	(980)	—	—
Net cash generated from financing activities	39,020	20,000	2,770
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(1,402)	7,401	1,025
Net increase in cash and cash equivalents and restricted cash	385,766	207,601	28,753
Cash and cash equivalents and restricted cash at the beginning of the period	1,590,107	2,841,753	393,578
Cash and cash equivalents and restricted cash at the end of the period	1,975,873	3,049,354	422,331
Supplemental disclosure of cash flow information:
Income tax paid	17,708	71,766	9,939
Interest paid	2,549	813	113
Supplemental disclosure of non-cash investing and financing activities:
Payable for purchase of property and equipment	8,092	34,872	4,830
Interest payable	2,508	1,966	272
Supplemental disclosure of cash and cash equivalents and restricted cash:
Cash and cash equivalents	1,974,927	3,048,408	422,200
Restricted cash	946	946	131
Total cash and cash equivalents and restricted cash	1,975,873	3,049,354	422,331

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data and per share data, or otherwise noted)

1.	Description of the business and organization

Description of the business

Atour Lifestyle Holdings Limited (“Atour” or the “Company”), is a holding company incorporated in the Cayman Islands. The Company conducts its business through its subsidiaries (“together referred to as the “Group”). The principal business activities of the Group are to develop lifestyle brands around hotel offerings in the People’s Republic of China (the “PRC”). On November 11, 2022, the Company completed its IPO on NASDAQ in the United States under the stock code “ATAT”.

Manachised hotels

Manachised hotels refers to franchised-and-managed hotels. Typically, the Group enters into certain franchise and management arrangements with franchisees for which the Group is responsible for providing branding, appointing and training of the hotel managers, and various other management services. Under typical franchise and management agreements, the franchisees are required to pay upfront franchise fees and continuing franchise fees, the majority of which are determined based on a certain percentage of the revenues of the hotel. The franchisees are responsible for hotel construction, renovation and maintenance. The term of the franchise and management agreements are typically eight to fifteen years.

Leased hotels

Leased hotels refer to the hotels that the Group operates and manages and where the properties are leased from third party lessors. The Group is responsible for hotel development and customization to conform to the Group’s standards, as well as for repairs and maintenance and operating costs and expenses of properties over the term of the lease. The Group is also responsible for all aspects of hotel operations and management, including hiring, training and supervising the hotel managers and employees required to operate the hotels and purchasing supplies.

As of March 31, 2024, the principal subsidiaries of the Group are as follows:

		Date of
		Incorporation,
	Percentage of	Merger or	Place of	Major
Subsidiaries	Ownership	Acquisition	Incorporation	Operation
Atour (Tianjin) Hotel Management Co., Ltd.	100%	August 30, 2012	PRC	Hotel management
Shanghai Atour Business Management (Group) Co., Ltd.	100%	February 17,2013	PRC	Hotel management
Xi'an Jiaduo Hotel Management Co., Ltd.	100%	August 30, 2013	PRC	Hotel management
Gongyu (Shanghai) Culture Communication Co., Ltd.	100%	December 02, 2014	PRC	Retail management
Shanghai Qingju Investment Management Co., Ltd.	100%	July 15, 2015	PRC	Investment management
Fuzhou Hailian Atour Hotel Management Co., Ltd.	51%	September 21, 2015	PRC	Hotel management
Chengdu Zhongchengyaduo Hotel Management Co., Ltd.	100%	November 26, 2015	PRC	Hotel management
Shanghai Hongwang Financial Information Service Co., Ltd.	100%	January 27, 2016	PRC	Financial information service management

		Date of
		Incorporation,
	Percentage of	Merger or	Place of	Major
Subsidiaries	Ownership	Acquisition	Incorporation	Operation
Shanghai Shankuai Information Technology Co.,Ltd.	100%	February 01,2016	PRC	Retail management
Hangzhou Anduo Hotel Management Co., Ltd.	100%	April 20, 2017	PRC	Hotel management
Shanghai Leiduo Information Technology Co., Ltd.	100%	March 21, 2017	PRC	Retail management
Yueduo (Shanghai) Apartment Management Service Co., Ltd.	80%	March 23, 2017	PRC	Property Management
Shanghai Naiduo Hotel Management Co., Ltd.	100%	July 25, 2017	PRC	Hotel management
Shanghai Zhouduo Hotel Management Co., Ltd.	100%	August 04, 2017	PRC	Hotel management
Shanghai Chengduo Information Technology Co., Ltd.	100%	November 15, 2017	PRC	Software and Technology services
Beijing Chengduo Data Technology Co., Ltd.	100%	January 22, 2018	PRC	Technology services
Shanghai Xiangduo Enterprise Management Co., Ltd.	100%	April 13, 2018	PRC	Hotel management
Shanghai Guiduo Hotel Management Co., Ltd.	100%	May 08,2018	PRC	Hotel management
Atour (Shanghai) Travel Agency Co., Ltd.	100%	July 05, 2018	PRC	Travel agency operation
Guangzhou Zhongduo Hotel Management Co., Ltd.	100%	July 19, 2018	PRC	Hotel management
Shanghai Banduo Hotel Management Co., Ltd.	100%	October 11, 2018	PRC	Hotel management
Beijing Yueduo Property Management Co., Ltd.	80%	February 13, 2019	PRC	Property Management
Shanghai Xingduo Hotel Management Co., Ltd.	100%	May 24, 2019	PRC	Hotel management
Shanghai Jiangduo Information Technology Co., Ltd.	100%	March 07, 2019	PRC	Retail management
Shenzhen Jiaoduo Hotel Management Co., Ltd.	100%	March 25, 2019	PRC	Hotel management
Shanghai Huiduo Hotel Management Co., Ltd.	90%	July 15, 2019	PRC	Hotel management
Shanghai Mingduo Business Management Co., Ltd.	100%	July 18, 2019	PRC	Hotel management
Shanghai Youduo Hotel Management Co., Ltd.	100%	July 26, 2019	PRC	Hotel management
Shanghai Yinduo Culture Communication Co., Ltd.	100%	August 27, 2020	PRC	Retail management
Atour Hotel (HK) Holdings, Ltd.	100%	March 05, 2021	Hong Kong	Investment holding
Shanghai Rongduo Commercial Management Co., Ltd.	100%	June 13, 2022	PRC	Hotel management
Shanghai Yanduo Information Technology Co., Ltd.	100%	February 18, 2024	PRC	Retail management
Shanghai Yongduo Information Technology Co., Ltd.	100%	February 18, 2024	PRC	Retail management
Shanghai Dongduo Business Management Co., Ltd.	100%	February 22, 2024	PRC	Hotel management
Shanghai Qiduo Information Technology Co., Ltd.	100%	February 27, 2024	PRC	Retail management

2.	Significant accounting policies
(a)	Basis of preparation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The consolidated balance sheet as of December 31, 2023 was derived from the audited consolidated financial statements of the Group. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Group as of and for the year ended December 31, 2023.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of March 31, 2024, the results of operations and cash flows for the three months ended March 31, 2023 and 2024, have been made.

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods. Items subject to such estimates and assumptions include, but are not limited to, estimate of breakage, the fair value of share-based compensation awards, allowance for doubtful accounts, impairment of inventory and the impairment of long-lived assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

The consolidated financial statements are presented in Renminbi (“RMB”), rounded to the nearest thousands except share data and per share data, or otherwise noted.

Certain comparative items in the unaudited condensed consolidated financial statements have been reclassified to conform to the current year’s presentation.

(b)	Convenience translation

Translations of balances in the unaudited condensed consolidated financial statements from RMB into United States dollars (“USD”) as of and for the three months ended March 31, 2024 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB7.2203 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 29, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on March 31, 2024, or at any other rate.

(c)	Risks and concentration
(1)	Foreign exchange risk

As the Group’s principal activities are carried out in the PRC, the Group’s transactions are mainly denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the People’s Bank of China that are determined largely by supply and demand.

The management does not expect that there will be any significant currency risk for the Group during the reporting periods.

(2)	Credit risk

The Group’s credit risk primarily arises from cash and cash equivalents, short-term investments, accounts receivable and amounts due from related parties. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group expects that there is no significant credit risk associated with the cash and cash equivalents, restricted cash and short-term investments which are held by reputable financial institutions. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

Accounts receivable is unsecured and are primarily derived from revenue earned from manachised hotels. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.

Amounts due from related parties are unsecured and are derived from the hotel reservation payment collected by the related parties on behalf of the Group. The Group believes that it is not exposed to unusual risks as the related parties are reputable travel agencies.

(3)	Concentration

The Group’s hotel operating costs and retail costs include the costs of hotel supplies and retail products purchased from third party vendors. The following table summarizes vendors with greater than 10% of Group’s purchase of products.

	As of	As of
	December 31,	March 31,
	2023	2024
Vendor A	14%	17%

3.	Prepayments and other current assets

Prepayments and other current assets consist of the following:

		As of December 31,	As of March 31,
	Note	2023	2024
		RMB	RMB
Receivables on behalf of manachised hotels(1)		187,806	204,425
Prepaid advertising fees		15,363	20,854
Prepaid property management fees		9,333	8,808
Deposits		2,331	7,885
VAT recoverable		17,522	7,110
Prepayment for purchase of goods and service		4,264	5,306
Contract assets	12(b)	5,184	5,267
Others		13,221	10,889
Subtotal		255,024	270,544
Less: allowance for doubtful accounts		(3,124)	—
Total		251,900	270,544
(1)	The amount represents fees to be collected from corporate customers and travel agencies on behalf of franchisees.

Changes in the allowance for doubtful accounts are as follows:

	As of December 31,	As of March 31,
	2023	2024
	RMB	RMB
At the beginning of the year/period	3,124	3,124
Write-off	—	(3,124)
At the end of the year/period	3,124	—

4.	Property and equipment, net

Property and equipment, net consists of the following:

	As of	As of
	December 31,	March 31,
	2023	2024
	RMB	RMB
Cost:
Leasehold improvements	412,409	443,089
Equipment, fixture and furniture, and other fixed assets	421,207	393,359
Total cost	833,616	836,448
Less: accumulated depreciation	(567,496)	(556,070)
Property and equipment, net	266,120	280,378

Depreciation expense recognized for the three months ended March 31, 2023 and 2024 was RMB21,598 and RMB16,860 respectively.

5.	Intangible assets, net

Intangible assets, net, consist of the following:

	As of	As of
	December 31,	March 31,
	2023	2024
	RMB	RMB
Purchased software	11,055	11,337
Total cost	11,055	11,337
Less: accumulated amortization	(6,808)	(7,097)
Intangible assets, net	4,247	4,240

Amortization expense recognized for the three months ended March 31, 2023 and 2024 was RMB299 and RMB289 respectively.

Estimated amortization expense of the existing intangible assets is as follows:

RMB
Nine months ending December 31, 2024	803
2025	1,093
2026	864
2027	621
2028	269
Thereafter	590
Total	4,240

6.	Lease

As of March 31,2024, the Group operated 31 leased hotels, leasing the underlying buildings. The Group generally enters into lease agreements with initial terms of 5 to 15 years. Some of the lease agreements contain renewal options. Such options are accounted for only when it is reasonably certain that the Group will exercise the options. The rent under current hotel lease agreements is generally payable in fixed rent. In addition to hotels leases, the Group also leases office spaces and logistics centers. The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Right-of-use assets and lease liabilities are recognized upon lease commencement for operating leases. Variable lease payments that do not depend on a rate or index are expensed as incurred. The Group has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less and the Group recognizes lease expense for these leases on a straight-line basis over the lease term. In addition, the Group has elected not to separate non-lease components (e.g., common area maintenance fees) from the lease components.

In limited cases, the Group sublease certain hotels areas to third parties. Income from sublease agreements with third parties are included in retail revenues and others, within the unaudited condensed consolidated statements of comprehensive income.

Supplemental Balance Sheet

	As of	As of
	December 31,	March 31,
	2023	2024
	RMB	RMB
Assets
Operating lease right-of-use assets	1,712,580	1,662,001
Liabilities
Current
Operating lease liabilities	295,721	316,113
Non-current
Operating lease liabilities	1,583,178	1,524,968
Total lease liabilities	1,878,899	1,841,081

Summary of Lease Cost

	For the three months ended March 31,
	2023	2024	Account Classification
	RMB	RMB
Operating lease cost	91,599	90,573	Hotel operating costs, Retail costs, Other operating costs, General and administrative expenses
Variable lease cost	(4,743)	—	Hotel operating costs, Retail costs
Sublease income	(3,188)	(3,890)	Net revenues-Others
Total lease cost	83,668	86,683

Supplemental Cash Flow Information

	For the three months ended March 31,
	2023	2024
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	86,435	87,595
Right-of-use assets obtained in exchange for lease liabilities	—	16,654

	As of December 31,	As of March 31,
	2023	2024
Lease term and Discount Rate
Weighted-average remaining lease term (years)
Operating leases	7.42	7.23
Weighted-average discount rate
Operating leases	4.36%	4.36%

Summary of Future Lease Payments and Lease Liabilities

Maturities of operating lease liabilities as of March 31, 2024 were as follows:

Total
RMB
Nine months ending December 31, 2024	302,281
2025	319,304
2026	283,055
2027	273,731
2028	271,791
Thereafter	695,348
Total undiscounted lease payment	2,145,510
Less: imputed interest	(304,429)
Present value of lease liabilities	1,841,081

7.	Other assets

Other assets consist of the following:

		As of December 31,	As of March 31,
	Note	2023	2024
		RMB	RMB
Long-term rental deposits		74,497	69,305
Contract assets	12(b)	54,446	52,949
Prepayments for purchase of property and equipment		815	—
Subtotal		129,758	122,254
Less: allowance for doubtful accounts		(28,819)	(28,819)
Total		100,939	93,435

Changes in the allowance for doubtful accounts is as follows:

	As of	As of
	December	March
	31, 2023	31, 2024
	RMB	RMB
At the beginning of the year/period	—	28,819
Additional provisions	28,819	—
At the end of the year/period	28,819	28,819

8.	Income tax

The income tax expense for the three months ended March 31, 2023 and 2024 was RMB52,626 and RMB88,921, respectively. The Company’s effective tax rates for the three months ended March 31, 2023 and 2024 was 74.4% and 25.7%, respectively.

The income tax expense for the three months ended March 31, 2023 reported in the unaudited condensed consolidated statement of comprehensive income materially differs from the amount computed by applying the PRC statutory income tax rate to income before income taxes, which is primarily due to non-deductible share-based compensation expenses.

9.	Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	As of	As of
	December 31,	March 31,
	2023	2024
	RMB	RMB
Payments received on behalf of manachised hotels(1)	441,174	516,107
Deposits	64,672	67,991
VAT and other taxes payable	68,719	61,950
Service fee	64,211	54,971
Payable for purchase of property and equipment	16,079	34,872
Others	29,536	23,778
Total	684,391	759,669
(1)	The amount represents the payments collected or to be collected from customers or travel agencies on behalf of the franchisees for the reservation of manachised hotels.
10.	Borrowings

Borrowings consist of the following:

	As of	As of
	December 31,	March 31,
	2023	2024
	RMB	RMB
Short-term borrowings:
Bank loans(1)	70,000	90,000
Total	70,000	90,000
Long-term borrowings, non-current portion:
Loan from third parties	2,000	2,000
Total	2,000	2,000
(1)	As of March 31, 2024, the Group had several credit facilities with third party banks under which the Group can borrow up to RMB510,000 during the term of the facilities mature from August 2024 to March 2025. The drawdown of the credit facilities is subject to the terms and conditions of each agreement. As of March 31, 2024, the unutilized credit facilities amounted to RMB420,000.

The weighted average interest rates of borrowings as of December 31, 2023 and March 31, 2024 were 3.3% and 3.2% per annum, respectively.

11.	Other non-current liabilities

Other non-current liabilities consist of the following:

	As of	As of
	December 31,	March 31,
	2023	2024
	RMB	RMB
Deposits received from franchisees	181,926	197,826
Asset retirement obligations	3,958	4,007
Others	8,568	8,485
Total	194,452	210,318

12.	Revenue
(a)	Disaggregation of revenue

	For the three months ended March 31,
	2023	2024
	RMB	RMB
Upfront franchise fees	10,693	14,901
Continuing franchise fees	278,429	388,987
Sales of hotel supplies and other products	140,679	396,543
Other transactions with the franchisees	16,997	35,680
Manachised hotels	446,798	836,111
Room	173,754	154,762
Food and beverage	12,263	11,996
Others	1,293	1,291
Leased hotels	187,310	168,049
Retail	112,933	416,591
Others	26,895	47,542
Total	773,936	1,468,293

No geographical information is presented as the operations, customers and long-lived assets of the Group are all located in the PRC.

(b)	Contract balances
i)	The following table provides information about accounts receivable from contracts with customers:

	As of December 31,	As of March 31,
	2023	2024
	RMB	RMB
Accounts receivable	194,399	195,525
Less: allowance for doubtful accounts	(32,298)	(30,972)
Accounts receivable, net	162,101	164,553

Changes in the allowance for doubtful accounts is as follows:

	As of December 31,	As of March 31,
	2023	2024
	RMB	RMB
At the beginning of the year/period	19,468	32,298
Cumulative effect of the adoption of ASU 2016-13	1,371	—
Allowance made during the year/period	11,935	667
Write off during the year/period	(476)	(1,993)
At the end of the year/period	32,298	30,972

ii)	The following table provides information about contracts assets:

	As of December 31,	As of March 31,
	2023	2024
	RMB	RMB
Current	5,184	5,267
Non-current	54,446	52,949
Subtotal	59,630	58,216
Less: allowance for doubtful accounts	(28,819)	(28,819)
Total contract assets	30,811	29,397

Changes in the allowance for doubtful accounts is as follows:

	As of	As of
	December 31,	March 31,
	2023	2024
	RMB	RMB
At the beginning of the year/period	—	28,819
Allowance made during the year/period	28,819	—
At the end of the year/period	28,819	28,819

iii)	The following table provides information about deferred revenue from contracts with customers:

	As of December 31,	As of March 31,
	2023	2024
	RMB	RMB
Current	406,066	381,768
Non-current	369,455	400,041
Contract liabilities	775,521	781,809

The deferred revenue balances above as of December 31, 2023 and March 31, 2024 were comprised of the following:

	As of December 31,	As of March 31,
	2023	2024
	RMB	RMB
Upfront franchise fees	420,421	453,555
Advances from sales of hotel supplies and other products	238,739	213,682
Loyalty program	44,787	44,155
Others	71,574	70,417
Deferred revenue	775,521	781,809

The Company recognized revenues of RMB64,502 and RMB181,955 during the three months ended March 31, 2023 and 2024, which were included in deferred revenue balance at the beginning of each period.

(c)	Revenue allocated to remaining performance obligation

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods.

As of December 31, 2023 and March 31, 2024, the Group had RMB420,421 and RMB453,555 of deferred revenues related to upfront franchise fees which are expected to be recognized as revenues over the remaining contract periods over 1 to 20 years.

The Group has elected, as a practical expedient, not to disclose the transaction price allocated to unsatisfied or partially unsatisfied performance obligations that are part of a contract that has an original expected duration of one year or less.

(d)	Contract costs

Contract costs capitalized as of December 31, 2023 and March 31, 2024 relate to the incremental sales commissions paid to the Group’s sales personnel whose selling activities resulted in customers entering into franchise and management agreements with the Group. Contract costs are recognized as part of selling and marketing expenses in the consolidated statements of comprehensive income in the period in which revenue from the franchise fees is recognized. The amount of capitalized costs recognized in the unaudited condensed consolidated statements of comprehensive income for the three months ended March 31, 2023 and 2024 were RMB2,322 and RMB3,125, respectively.

13.	Net income per ordinary share

Basic and diluted net income per ordinary share for the three months ended March 31, 2023 and 2024 are calculated as follow:

	For the three months ended March 31,
	2023	2024
	RMB	RMB
Numerator:
Net income attributable to the Company	17,875	257,158
Denominator:
Weighted average number of ordinary shares (for basic calculation)	393,958,225	412,841,106
Effect of dilutive share-based awards(1)	18,352,391	3,273,063
Weighted average number of ordinary shares and dilutive potential ordinary shares outstanding (for diluted calculation)	412,310,616	416,114,169
Basic net income per ordinary share (in RMB)	0.05	0.62
Diluted net income per ordinary share (in RMB)	0.04	0.62
(1)	For the three months ended March 31, 2023 and 2024, 16,637 and 400,000 share options, respectively, were excluded from the calculation of diluted net income per ordinary share as their effects would have been anti-dilutive.

14.	Share based compensation

In accordance with the share incentive plan adopted in 2017 (“2017 Share Incentive Plan”), 51,200,000 ordinary shares were reserved to for issuance to selected persons including its directors, employees and consultants.

Under the 2017 Share Incentive Plan, share options granted contain a performance condition such that the awards only vest upon the completion of a Qualified IPO. For employees who terminate the employment before the completion of a Qualified IPO, the share options granted are forfeited upon the termination of employment. Options granted under the 2017 Share Incentive Plan are valid and effective for 10 years from the grant date.

In March 2021, the Company’s board of directors approved a new share incentive plan (“Public Company Plan”), 51,029,546 ordinary shares were reserved for issuance to selected persons including its directors, employees and consultants. The unvested portion of share options, representing 14,196,882 share options granted under the 2017 Share Incentive Plan (“Original Awards”) were replaced by the options granted under Public Company Plan (“Modified Awards”) in April 2021, with the terms of the Modified Awards substantially the same as those of the Original Awards.

Under the Public Company Plan, share options granted prior to the IPO either 1) vest upon the completion of a Qualified IPO or 2) have a graded vesting schedules in one to four years and vest upon completion of a Qualified IPO. Share options granted post IPO either vest upon grant or vest by a graded vesting schedule in one to four years. Options granted are valid and effective for 10 years from the grant date.

There were no grants or exercises of share options during the three months ended March 31, 2024.

For the three months ended March 31, 2023 and 2024, the Group recognized RMB141,580 and RMB3,142 share-based compensation expenses. The share-based compensation expenses have been categorized as either hotel operating costs, general and administrative expenses or selling and marketing expenses, depending on the job functions of the grantees.

A summary of share-based compensation expenses recognized for the three months ended March 31, 2023 and 2024 are presented below:

	For the three months ended March 31,
	2023	2024
	RMB	RMB
Hotel operating costs	124	57
Selling and marketing expenses	38	112
General and administrative expenses	141,418	2,973
Total	141,580	3,142

15.	Related party transactions

In addition to the related party information disclosed elsewhere in the unaudited condensed consolidated financial statements, the Group entered into the following material related party transactions.

Name of party	Relationship
Trip.com Group Ltd. and its subsidiaries (collectively referred to as “Trip.com Group”)	Major shareholder of the Company and its affiliated entities

(a)	Major transactions with related parties

	For the three months ended March 31,
	2023	2024
	RMB	RMB
Hotel reservation payments collected on behalf of the Group(1)
Trip.com Group	290,397	364,949
Hotel reservation service(2)
Trip.com Group	6,159	4,381
Corporate travel management service(3)
Trip.com Group	—	4,518
(1)	Hotel reservation payments collected on behalf of the Group represent room charges net off travel agency reservation service fees of manachised hotels and room charges of leased hotels.
(2)	Hotel reservation service represents travel agency reservation service fees of leased hotels.
(3)	Corporate travel management service represents the fees charged for accommodation and transportation of the Group’s business travels reserved through the management platform, which include the related service fees.
(b)	Balances with related parties

	As of	As of
	December 31,	March 31,
	2023	2024
	RMB	RMB
Amounts due from related parties
Trip.com Group	115,900	135,085
Amounts due to related parties
Trip.com Group	1,104	1,979

16.	Commitments and contingencies
(a)	Capital commitments

As of March 31, 2024, the Group’s commitments related to leasehold improvements and installation of equipment for hotel operations was RMB7,560, which is expected to be incurred within a year.

(b)	Litigation and contingencies

The Group and its operations from time to time are, and in the future may be, parties to or targets of lawsuits, claims, investigations, and proceedings, including but not limited to non-compliance respect to licenses and permits, franchise and management agreements and lease contracts, which are handled and defended in the ordinary course of business. The Group believes that the ultimate liability, if any, in excess of amounts already provided for these matters in the unaudited condensed consolidated financial statements, is not likely to have a material adverse effect on the Group's results of operations, financial condition or cash flows.

17.	Changes in shareholders’ equity

								Total
							Accumulated	equity
					Additional		other	attributable	Non-
					paid-in	Accumulated	comprehensive	to shareholders	controlling	Total
	Class A Ordinary shares		Class B Ordinary shares		capital	Deficit	loss	of the Company	interests	shareholders’ equity
	Number of		Number of
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2022	319,677,037	229	73,680,917	56	1,286,189	(78,304)	(10,865)	1,197,305	(9,899)	1,187,406
Cumulative effect of the adoption of ASU 2016-13	—	—	—	—	—	(1,028)	—	(1,028)	—	(1,028)
Balance at January 1, 2023	319,677,037	229	73,680,917	56	1,286,189	(79,332)	(10,865)	1,196,277	(9,899)	1,186,378
Profit for the period	—	—	—	—	—	17,875	—	17,875	197	18,072
Other comprehensive loss	—	—	—	—	—	—	(2,080)	(2,080)	—	(2,080)
Total comprehensive income	—	—	—	—	—	17,875	(2,080)	15,795	197	15,992
Share based compensation	—	—	—	—	141,580	—	—	141,580	—	141,580
Balance at March 31, 2023	319,677,037	229	73,680,917	56	1,427,769	(61,457)	(12,495)	1,353,652	(9,702)	1,343,950

								Total
							Accumulated	equity
							other	attributable	Non-
					Additional	Retained	comprehensive	to shareholders	controlling	Total
	Class A Ordinary shares		Class B Ordinary shares		paid-in capital	earnings	income	of the Company	interests	shareholders’ equity
	Number of		Number of
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2024	339,104,792	244	73,680,917	56	1,555,773	507,226	4,769	2,068,068	(7,979)	2,060,089
Profit for the period	—	—	—	—	—	257,158	—	257,158	550	257,708
Other comprehensive income	—	—	—	—	—	—	7,509	7,509	—	7,509
Total comprehensive income	—	—	—	—	—	257,158	7,509	264,667	550	265,217
Share based compensation	—	—	—	—	3,142	—	—	3,142	—	3,142
Balance at March 31, 2024	339,104,792	244	73,680,917	56	1,558,915	764,384	12,278	2,335,877	(7,429)	2,328,448